EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, (in millions, except ratios)	2010
Excluding interest on deposits
Income before income tax expense	$17,847

Fixed charges:
Interest expense	6,698
One-third of rents, net of income from subleases (a)	437

Total fixed charges	7,135

Add: Equity in undistributed loss of affiliates	98

Income before income tax expense and fixed charges, excluding capitalized interest	$25,080

Fixed charges, as above	$7,135

Ratio of earnings to fixed charges	3.52

Including interest on deposits
Fixed charges, as above	$7,135
Add: Interest on deposits	2,573

Total fixed charges and interest on deposits	$9,708

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$25,080
Add: Interest on deposits	2,573

Total income before income tax expense, fixed charges and interest on deposits	$27,653

Ratio of earnings to fixed charges	2.85

(a)	The proportion deemed representative of the interest factor.